EXHIBIT 99.1

Correction: Statoil ASA: Error in reporting of trade subject to notification

STAVANGER, Norway, May 19, 2016 -- This is a correction of the announcement from 08:24 10.05.2016 CEST. Reason for the correction: Missing number in the share trading reporting of a primary insider's spouse.

Some shares of a primary insider's spouse was missing in the reporting of share trading on behalf of Statoil ASA (OSE:STL, NYSE:STO) on 10 May 2016.

As a participant in Statoil's Long Term Incentive share saving program, primary insider Hans Jakob Hegge in Statoil ASA has on 10 May 2016 been allocated shares at an average price of NOK 136,38 per share:

Name: Hans Jakob Hegge
Allocated shares: 122
New share holding: 26185

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT:

Peter Hutton, SVP Investor Relations, mbl: +44 7881 918 792

Morten Sven Johannessen, VP Investor Relations USA, mbl +1 203 570 2524